# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canton Strategic Holdings, Inc., CIK 0001861657
CUSIP: 432705309
Title of class of securities: Common stock, $0.0001 par value
Address of issuer's principal executive offices: 34 Shrewsbury Ave., Suite 1C, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001858209

## Reporting persons
- LCV Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,932,724; sole dispositive power 0; shared dispositive power 1,932,724; aggregate amount beneficially owned 1,932,724 (3.34% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns (i) 757,724 shares of Common Stock and (ii) 1,175,000 shares of Common Stock issuable upon the exercise of warrants issued pursuant to the Subscription Agreement (the "Subscription Warrants") within 60 days, for an aggregate of 1,932,724 shares of Common Stock.
  
  The Reporting Person also holds additional Subscription Warrants exercisable for up to 2,997,952 shares of Common Stock; however, such shares are not deemed beneficially owned because the Subscription Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the SEC on March 31, 2026.
- LCV Fund III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,932,724; sole dispositive power 0; shared dispositive power 1,932,724; aggregate amount beneficially owned 1,932,724 (3.34% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns (i) 757,724 shares of Common Stock and (ii) 1,175,000 shares of Common Stock issuable upon the exercise of the Subscription Warrants within 60 days, for an aggregate of 1,932,724 shares of Common Stock.
  
  The Reporting Person also holds additional Subscription Warrants exercisable for up to 2,997,952 shares of Common Stock; however, such shares are not deemed beneficially owned because the Subscription Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the SEC on March 31, 2026.
- LCV GP III, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,932,724; sole dispositive power 0; shared dispositive power 1,932,724; aggregate amount beneficially owned 1,932,724 (3.34% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns (i) 757,724 shares of Common Stock and (ii) 1,175,000 shares of Common Stock issuable upon the exercise of the Subscription Warrants within 60 days, for an aggregate of 1,932,724 shares of Common Stock.
  
  The Reporting Person also holds additional Subscription Warrants exercisable for up to 2,997,952 shares of Common Stock; however, such shares are not deemed beneficially owned because the Subscription Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the SEC on March 31, 2026.
- LCV Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,472,000; sole dispositive power 0; shared dispositive power 3,472,000; aggregate amount beneficially owned 3,472,000 (5.77% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns 3,472,000 shares of Common Stock issuable upon the exercise of the Subscription Warrants within 60 days.
  
  The Reporting Person also holds additional Subscription Warrants exercisable for up to 8,855,552 shares of Common Stock; however, such shares are not deemed beneficially owned because the Subscription Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- LCV GP VIII, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,472,000; sole dispositive power 0; shared dispositive power 3,472,000; aggregate amount beneficially owned 3,472,000 (5.77% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns 3,472,000 shares of Common Stock issuable upon the exercise of the Subscription Warrants within 60 days.
  
  The Reporting Person also holds additional Subscription Warrants exercisable for up to 8,855,552 shares of Common Stock; however, such shares are not deemed beneficially owned because the Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- LCV Blockchain Management, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,404,724; sole dispositive power 0; shared dispositive power 5,404,724; aggregate amount beneficially owned 5,404,724 (8.82% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns (i) 757,724 shares of Common Stock and (ii) 4,647,000 shares of Common Stock issuable upon the exercise of the Subscription Warrants within 60 days, for an aggregate of 5,404,724 shares of Common Stock.
  
  The Reporting Person also holds additional Subscription Warrants exercisable for up to 11,853,504 shares of Common Stock; however, such shares are not deemed beneficially owned because the Subscription Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- Noble Wave Group LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 799,000; sole dispositive power 0; shared dispositive power 799,000; aggregate amount beneficially owned 799,000 (1.39% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns 799,000 shares of Common Stock issuable upon the exercise of warrants pursuant to the Strategic Advisory Warrant (the "Advisory Warrant") within 60 days.
  
  The Reporting Person also holds additional Advisory Warrants exercisable for up to 2,038,509 shares of Common Stock; however, such shares are not deemed beneficially owned because the Advisory Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- Vast Industries LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 799,000; sole dispositive power 0; shared dispositive power 799,000; aggregate amount beneficially owned 799,000 (1.39% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns 799,000 shares of Common Stock issuable upon the exercise of the Advisory Warrant within 60 days.
  
  The Reporting Person also holds additional Advisory Warrants exercisable for up to 2,038,509 shares of Common Stock; however, such shares are not deemed beneficially owned because the Advisory Warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- Murtaza S. Akbar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,203,724; sole dispositive power 0; shared dispositive power 6,203,724; aggregate amount beneficially owned 6,203,724 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns (i) 757,724 shares of Common Stock, (ii) 4,647,000 shares of Common Stock issuable upon the exercise of the Subscription Warrants within 60 days, and (iii) 799,000 shares of Common Stock issuable upon the exercise of the Advisory Warrants within 60 days, for an aggregate of 6,203,724 shares of Common Stock.
  
  The Reporting Person also holds additional Subscription Warrants and Advisory Warrants (the "Warrants") exercisable for up to 13,892,013 shares of Common Stock; however, such shares are not deemed beneficially owned because the Warrants are subject to contractual limitations that prohibit exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.
- Emil Woods: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,203,724; sole dispositive power 0; shared dispositive power 6,203,724; aggregate amount beneficially owned 6,203,724 (9.99% of the class)
  Comment: As of the date hereof, the Reporting Person beneficially owns (i) 757,724 shares of Common Stock, (ii) 4,647,000 shares of Common Stock issuable upon the exercise of the Subscription Warrants within 60 days, and (iii) 799,000 shares of Common Stock issuable upon the exercise of the Advisory Warrants within 60 days, for an aggregate of 6,203,724 shares of Common Stock.
  
  The Reporting Person also holds additional Warrants exercisable for up to 13,892,013 shares of Common Stock; however, such shares are not deemed beneficially owned because the warrants are subject to contractual limitations that prohibit exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
  
  The percentage reported in Item 11 is based on 56,656,271 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 31, 2026.

## Item 1. Issuer
Name of issuer: Canton Strategic Holdings, Inc.
Address of issuer's principal executive offices: 34 Shrewsbury Ave., Suite 1C, Red Bank, NJ 07701

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
i. LCV Fund III, L.P.
ii. LCV Fund III GP, L.P.
iii. LCV GP III, L.L.C.
iv. LCV Fund VIII, L.P.
v. LCV GP VIII, L.L.C.
vi. LCV Blockchain Management, L.L.C.
vii. Noble Wave Group LLC
viii. Vast Industries LLC
ix. Murtaza S. Akbar
x. Emil Woods

LCV GP III, L.L.C. is the general partner of LCV Fund III GP, L.P., which is the general partner of LCV Fund III, L.P. and, as such, may be deemed to beneficially own the shares held by LCV Fund III, L.P.

LCV GP VIII, L.L.C. is the general partner of LCV Fund VIII, L.P. and, as such, may be deemed to beneficially own the shares held by LCV Fund VIII, L.P.

LCV GP III, L.L.C. and LCV GP VIII, L.L.C. are under common control by LCV Blockchain Management, L.L.C. and, as such, LCV Blockchain Management, L.L.C. may be deemed to beneficially own the shares held by LCV Fund III GP, L.P. and LCV Fund VIII, L.P.

Murtaza S. Akbar and Emil Woods share voting and investment control of LCV Fund III, L.P. and LCV Fund VIII, L.P. (together, the "LCV Funds") through the general partner entities of the LCV Funds and may be deemed the beneficial owners of such shares.

Vast Industries LLC is the sole member of Noble Wave Group LLC, and as such, may be deemed to beneficially own the shares held directly by Noble Wave Group LLC. Murtaza S. Akbar and Emil Woods share voting and investment control of Vast Industries LLC and may be deemed the beneficial owners of such shares.
Address of principal business office or, if none, residence: 120 East 16th Street, 12th floor, New York, NY 10003.
Citizenship: See Item 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-11 of the cover page for each Reporting Person.
Percent of class:
See Items 5-11 of the cover page for each Reporting Person. As of the date hereof, the Reporting Persons, collectively, beneficially own an aggregate of 757,724 shares of Common Stock and, due to contractual limitations on exercise, are deemed to beneficially own only 5,446,000 shares of Common Stock issuable upon the exercise of warrants within 60 days.

The Reporting Persons hold warrants exercisable for a greater number of shares of Common Stock; however, such additional shares are not deemed beneficially owned because the warrants are subject to a contractual limitation that prohibits exercise to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LCV Fund III, L.P.: /s/ Brian Whitehurst, by LCV Fund III GP, L.P., its general partner, by LCV GP III, L.L.C., its general partner, Brian Whitehurst, Chief of Staff (05/11/2026)
- LCV Fund III GP, L.P.: /s/ Brian Whitehurst, by LCV GP III, L.L.C., its general partner, Brian Whitehurst, Chief of Staff (05/11/2026)
- LCV GP III, L.L.C.: /s/ Brian Whitehurst, Brian Whitehurst, Chief of Staff (05/11/2026)
- LCV Fund VIII, L.P.: /s/ Brian Whitehurst, by LCV GP VIII, L.L.C., its general partner, Brian Whitehurst, Chief of Staff (05/11/2026)
- LCV GP VIII, L.L.C.: /s/ Brian Whitehurst, Brian Whitehurst, Chief of Staff (05/11/2026)
- LCV Blockchain Management, LLC: /s/ Brian Whitehurst, Brian Whitehurst, Chief of Staff (05/11/2026)
- Noble Wave Group LLC: By: Vast Industries LLC, its sole member, /s/ Emil Woods, Emil Woods, Managing Member (05/11/2026)
- Vast Industries LLC: /s/ Emil Woods, Emil Woods, Managing Member (05/11/2026)
- Murtaza S. Akbar: /s/ Murtaza S. Akbar, Murtaza S. Akbar (05/11/2026)
- Emil Woods: /s/ Emil Woods, Emil Woods (05/11/2026)